PHILLIPS

INVOICE

Masterworks Gallery, LLC as agent for Masterworks
Cayman SPC
1 World Trade Center, 57th Floor
New York, NY 10007
United States

Account No: [***]
Invoice No: [***]
Paddle No: [***]
Tax Resale No: [***]

Sale Title	Sale Date	Sale Number	Auctioneer
New Now: Modern & Contemporary Art	28-Feb-2025	[***]	[***]

Lot No	Description	Hammer	Buyer's Premium	Total Amount
32	**Dana Schutz** Falling Cat	120,000.00	32,400.00	$152,400.00

Total Amount Payable	**$152,400.00**
Sales Tax	**$0.00**
Total Amount Due	**$152,400.00**

PLEASE NOTE THAT THE PAYMENT IS DUE IMMEDIATELY AND MUST BE MADE BY THE INVOICED PARTY

Bank Transfer Details: [***], for the account of Phillips Auctioneers LLC, Account No. [***], SWIFT: [***], ABA Routing Number [***]The purchase of the lots listed above is subject to the Conditions of Sale set out in the auction catalogue for the above referenced sale.

For information on the Buyer's Premium, please see the Buyer's Guide found on the Phillips website www.phillips.com